

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2024

Murray Galbraith
Chief Executive Officer
YouneeqAI Technical Services, Inc.
2700 Youngfield St., Suite 100
Lakewood, CO 80215

> **Re: YouneeqAI Technical Services, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 25, 2024**
> **File No. 333-271798**

Dear Murray Galbraith:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Form S-1 filed January 25, 2024

Executive and directors compensation, page 59

1.   Please update your disclosure regarding the compensation of your directors and officers for the year ended December 31, 2023. Refer to Item 402(m) of Regulation S-K and Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations.

Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christen Lambert